UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                REII Incorporated
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   055247 10 0
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                                 (CUSIP Number)


                                 Una M. Ricketts
                           7751 Naples Heritage Drive
                                Naples, FL 34112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                          On or about October 22, 1996
          (upon effectiveness of Registration Statement on Form 10-SB)
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     055247 10 0
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Una M. Ricketts
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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    NUMBER OF      7     SOLE VOTING POWER

     SHARES              3,615,625
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             0
                   -------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             3,615,625
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,615,625
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      77.67% (based on 4,655,310 shares of Common Stock issued and outstanding)
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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
                                                                          Page 3


Item 1. Security and Issuer

      The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of REII Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1051 Fifth Avenue North, Naples, Florida 34102-5818.

Item 2. Identity and Background

(a) This statement is being filed by Una M. Ricketts (the "Reporting Person"), individually.

(b) The residential address of the Reporting Person is 7751 Naples Heritage Drive, Naples, Florida 34112.

(c) The Reporting Person's present principal occupation is President, Chief Executive Officer, Treasurer and Director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

      Pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated July 1, 1995 by and among the Issuer and the shareholders of Ricketts Enterprises International, Inc., the Reporting Person acquired 700,000 shares of common stock of the Issuer in consideration for 200 shares of common stock of Ricketts Enterprises International, Inc.

      On September 22, 2004, Garfield H. Ricketts, Sr., the spouse of the Reporting Person passed away. Before his death Mr. Ricketts owned 2,915,625 shares of common stock of the Issuer. As the executrix of the estate of Mr. Ricketts, the Reporting Person is deemed to be the beneficial owner of the common stock of the Issuer held by the estate of Mr. Ricketts.

Item 4. Purpose of Transaction

      The Reporting Person entered into the above-described Reorganization Agreement to effect a change in control of the Issuer. On November 21, 1995, the Reporting Person was appointed a director of the Issuer and Treasurer and Secretary of the Issuer. On September 24, 2004 the Reporting Person was appointed President and Chief Executive Officer of the Issuer.

      The Reporting Person currently has plans to sell 3,615,625 shares of common stock of the Issuer beneficially owned by her to an unrelated third party ("Buyer") (in addition to 17,425 shares to be sold by Karen Ricketts to the Buyer) (the "Stock Sale") pursuant to a Stock Purchase Agreement to be consummated on or about April 29, 2005 and to resign as a member of the board of directors of the Issuer and as an officer of the Issuer. In connection with the Stock Sale, nominees of Buyer will be appointed to the Board of Directors and the other directors and officer of the Issuer also plan to resign.

Item 5. Interest in Securities of the Issuer

      The Reporting Person currently owns directly 700,000 shares of common stock of the Issuer and is deemed to be the beneficial owner of an additional 2,915,625 shares of common stock of the Issuer, which in the aggregate represents 77.67% of the Issuer's common stock based on 4,655,310 shares of common stock issued and outstanding as of April 15, 2005. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person intends to enter into a Stock Purchase Agreement to be dated as of April 29, 2005 with Buyer in connection with the Stock Sale.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1     Form of Stock Purchase Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2005


/s/ Una M. Ricketts
-----------------------------------------
Una M. Ricketts